

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Robert McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2023**
> **File No. 333-271050**

Dear Robert McKee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2023

Capitalization , page 60

1. We note that the as adjusted information set forth in your capitalization table reflects a new adjustment regarding your intent to pay a cash distribution to a parent entity of Kodiak Holdings prior to the consummation of the initial public offering. Please address the following:

    - tell us and disclose within Liquidity and Capital Resources on page 78 the nature and estimated amount of the distribution that you expect to pay to the parent entity of Kodiak Holdings prior to the consummation of the initial public offering; and
    - clarify why you have not included a related pro forma adjustment to your Unaudited Pro Forma Consolidated Balance Sheet on page 63.

      You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Pacey, Esq.